SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    FINAL AMENDMENT
                                          TO
                                    SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT

       (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)


                                    S&T BANCORP, INC.
                                    (Name of issuer)

                                    S&T BANCORP, INC
                          (Name of Person (s) Filing Statement)

                        COMMON STOCK, $2.50 PAR VALUE PER SHARE
                             (Title of Class of Securities)

                                         783859101
                           (CUSIP Number of Class of Securities)

                                      ROBERT E. ROUT
                                 CHIEF FINANCIAL OFFICER
                                     S&T BANCORP, INC.
                                 800 PHILADELPHIA STREET
                                    INDIANA, PA  15701
                                      (412)-349-180
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)

                                         COPIES TO:
                                     RICHARD E. BALTZ
                                      ARNOLD & PORTER
                                  555 TWELFTH STREET, N.W.
                                  WASHINGTON,  D.C.  20004
                                       (202) 942-5124
                                     (202)942-5999 (FAX)

                                     FEBRUARY 20, 1998
         (Date Tender Offer, Proration Period and Withdrawal Rights Expired)

                                  CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                              AMOUNT OF FILING FEE*
    $73,500,000                                         $14,700**

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $49.00 per share.

    **Previously paid.

{ } Check box if any of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  NA                         Filing Party:  NA

    Form or Registration No:  NA                        Date Filed:  NA

    This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated January 20, 1998, filed by S&T Bancorp, Inc. , (the "Company"), a Pennsylvania corporation, relating to the Company's offer to purchase up to 1,500,000 shares of its common stock, $2.50 par value per share (the "Shares") at per share prices specified by tendering shareholders not less than $46.00 nor in excess of $49.00 per Share, in cash, net to the shareholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated January 20, 1998 and in the related Letter of Transmittal.

    ITEM 1.  Security and Issuer

    The Offer expired at 5:00 p.m., eastern time, on February 20, 1998. Based upon the final results, the Company will purchase
    439,606 Shares at a Purchase Price of $49.00 per Share.


                                               SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

    March 2, 1998
                                               S&T BANCORP, INC.

                                               By: /s/ James C. Miller
                                               James C. Miller,
                                               President and Chief
                                               Executive Officer